Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

XTRA-GOLD ANNOUNCES 2014 NORMAL COURSE ISSUER BID AND RESULTS OF 2013 BID

Toronto, Ontario – February 13, 2014 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF is pleased to announce today that the Toronto Stock Exchange (“TSX”) has accepted a noticed filed by the Company of its intention to renew its prior normal course issuer bid for a further one year period. The Company intends to proceed with a normal course issuer bid to purchase up to 4,119,002 common shares of the Company (the “2014 Bid”).

The Company is commencing the 2014 Bid because it believes that the current market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that the purchase of common shares for cancellation is in the best interests of the Company’s shareholders by increasing the respective proportionate shareholdings and therefore increasing the respective equity interest in the Company for all remaining shareholders.

As of February 10, 2014, the Company had 46,259,917 common shares issued and outstanding. The 4,119,002 common shares that may be purchased by the Company under the 2014 Bid represent approximately 10% of the public float of the Company. The 2014 Bid will commence on February 17, 2014 and will terminate on February 16, 2015 or at such earlier date in the event that the number of shares sought in the 2014 Bid has been repurchased. The Company reserves the right to terminate the 2014 Bid earlier if it feels that it is appropriate to do so.

All shares will be purchased on the open market through the facilities of the TSX, and payment for the common shares will be in accordance with TSX policies. The price paid for the common shares will be the market price at the time of purchase. Purchasing may be suspended at any time, and no purchases will be made other than by means of open market transactions during the term of the 2014 Bid.

The maximum number of common shares that may be purchased on a daily basis is 1,697 common shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. The common shares purchased by the Company will be cancelled.

The Company has engaged Haywood Securities Inc. to act as broker through which the 2014 Bid will be conducted.

Previous purchases were made by the Company under a prior normal course issuer bid (the “2013 Bid”), the results of which are noted hereunder.

Results of 2013 Bid

Xtra-Gold acquired 280,000 common shares at an average price of $0.42 per share under the 2013 Bid which commenced on February 15, 2013 and will expire on February 14, 2014.

About Xtra-Gold Resources Corp.
Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements
The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This news release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "expects", "estimates", "may", "could", "would", "will", or "plan". Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company's mineral properties, and the Company's financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:	416 366-4227
E-mail:	info@xtragold.com
Website:	www.xtragold.com